EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Huttig Building Products, Inc.:
We consent to the incorporation by reference in the registration statement Nos. 333-92495, 333-92497, 333-92499, 333-75610, 333-131090, 333-145151, and 333-164518 on Form S-8 of Huttig Building Products, Inc. of our report dated February 25, 2010, with respect to the consolidated balance sheets of Huttig Building Products, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Huttig Building Products, Inc.
/s/ KPMG LLP
St. Louis, MO
February 25, 2010